Exhibit 99.1

DHT Holdings, Inc. Second Quarter 2019 Results

HAMILTON, BERMUDA, August 6, 2019 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	2018	2017
Adjusted Net Revenue[1]	61.2	85.8	85.2	48.2	34.4	214.8	241.8
Adjusted EBITDA[2]	38.0	64.2	61.3	25.1	12.7	123.2	152.1
Net Income/(Loss)	(10.5)	17.7	12.0	(21.5) [3]	(28.2)	(46.9)[3]	6.6[3]
EPS – basic	(0.07)	0.12	0.08	(0.15)	(0.20)	(0.33)	0.05
EPS – diluted[4]	(0.07)	0.12	0.08	(0.15)	(0.20)	(0.33)	0.05
Dividend[5]	0.02	0.08	0.05	0.02	0.02	0.11	0.14

Interest Bearing Debt	904.2	918.9	967.3	935.1	856.0	967.3	786.2
Cash	71.0	69.3	94.9	86.6	76.9	94.9	77.3

Operating days[6]	2,457.0	2,430.0	2,629.2	2,549.8	2,373.2	9,810.7	9,287.9
Scheduled off hire days	140.7	0.0	79.1	0.0	0.0	95.2	188.5
Unscheduled off hire days	3.4	12.0	2.8	2.7	1.2	9.6	18.9
Revenue days[7]	2,312.9	2.418.0	2,547.3	2,547.1	2,372.0	9,705.9	9,080.5
Spot Exposure[8]	85.2%	83.5%	78.8%	72.0%	70.4%	73.2%	66.4%

QUARTERLY HIGHLIGHTS:

●
Adjusted EBITDA for the quarter of $38.0 million. Net loss for the quarter of $10.5 million or loss of $0.07 per basic share. Adjusted for a non-cash change in fair value related to interest rate derivatives of $7.0 million, net loss would be $3.5 million, equivalent to loss of $0.02 per basic share.

●
The Company’s VLCCs achieved time charter equivalent earnings of $26,400 per day in the second quarter of 2019 of which the Company’s VLCCs on time-charter earned $27,500 per day and the Company’s VLCCs operating in the spot market achieved $26,200 per day.

●	Thus far in the third quarter of 2019, 65% of the available VLCC spot days have been booked at an average rate of $21,100 per day.

●
The Company was fitting scrubbers on four ships during the quarter, of which one was done in connection with its third special survey and drydock. Out of the scheduled off hire days in the quarter, 131 days were related to the scrubber project.

●
For the second quarter of 2019, the Company will return $2.8 million to shareholders in the form of a cash dividend of $0.02 per share, payable on August 29, 2019 to shareholders of record as of August 22, 2019.

●
As of August 6, 2019 DHT has a fleet of 27 VLCCs. The total dwt of the fleet is 8,360,850. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Footnotes:
1Shipping Revenues net of voyage expenses.
2 Shipping Revenues net of voyage expenses, vessel operating expenses and general and administrative expenses.
3Q3 2018 includes a non-cash impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie, 2018 includes impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie and 2017 includes impairment charges of $8.5 million and net loss of $3.5 million related to sale of vessels.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6Operating days are the aggregate number of calendar days in the period in which our vessels are owned by us or chartered by us.
7Revenue days are the aggregate number of calendar days in the period in which our vessels are owned by us or chartered by us less days on which a vessel is off-hire.
8 As % of total operating days in period.

SECOND QUARTER 2019 FINANCIALS

We reported shipping revenues for the second quarter of 2019 of $106.2 million compared to shipping revenues of $67.2 million in the second quarter of 2018. The increase from the 2018 period to the 2019 period includes $40.6 million attributable to higher tanker rates offset by $1.7 million attributable to change in total revenue days. The decrease in total revenue days was a result of more scheduled off hire in connection with our scrubber retrofit project.

Voyage expenses for the second quarter of 2019 were $45.0 million, compared to voyage expenses of $32.8 million in the second quarter of 2018. The increase was mainly due to a $9.0 million increase in bunker expenses as a result of more vessels operating in the spot market and a 4% increase in total operating days. The increase in operating days is mainly due to the deliveries of the newbuildings DHT Colt, DHT Stallion, DHT Bronco and DHT Mustang during second, third and fourth quarter of 2018, offset by the sale of the two Aframaxes DHT Cathy and DHT Sophie in December 2018.

Vessel operating expenses for the second quarter of 2019 were $19.1 million, compared to $17.7 million in the second quarter of 2018. The increase was mainly due to a 4% increase in total operating days.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $27.7 million for the second quarter of 2019, compared to $24.9 million in the second quarter of 2018. The increase was mainly due to a 4% increase in total operating days.

General & administrative expense (“G&A”) for the second quarter of 2019 was $4.0 million, consisting of $3.1 million cash and $0.9 million non-cash charges, compared to $4.0 million in the second quarter of 2018, consisting of $3.4 million cash and $0.6 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the second quarter of 2019 were $20.7 million compared to $16.0 million in the second quarter of 2018. The increase was due to non-cash finance expense of $7.0 million related to interest rate derivatives together with the effect of $53.5 million of increased borrowings and an increase in three-month LIBOR partially offset by a non-cash finance expense of $4.3 million related to upfront fees in connection with the refinancing in April 2018.

The Company had net loss in the second quarter of 2019 of $10.5 million, or loss of $0.07 per basic share and $0.07 per diluted share, compared to net loss in the second quarter of 2018 of $28.2 million, or loss of $0.20 per basic share and $0.20 per diluted share. The change from the 2018 period to the 2019 period was mainly due to higher tanker rates.

Net cash provided by operating activities for the second quarter of 2019 was $47.6 million compared to net cash provided by operating activities of $12.7 million for the second quarter of 2018. The increase was mainly due to net loss of $10.5 million in the second quarter 2019 compared to net loss of $28.2 million in the second quarter 2018, $10.8 million change in operating assets and liabilities and $6.4 million related to items included in net income not affecting cash flows.

Net cash used in investing activities was $17.8 million in the second quarter of 2019 related to investment in vessels, predominantly retrofitting of exhaust cleaning systems. Net cash used in investing activities was $89.1 million in the second quarter of 2018 and was related to investment in vessels under construction.

Net cash used in financing activities for the second quarter of 2019 was $28.1 million comprising $16.7 million related to scheduled repayment of long-term debt and $11.4 million related to cash dividend paid. Net cash provided by financing activities for the second quarter of 2018 was $83.6 million comprising $472.0 million related to issuance of debt offset by $377.9 million related to repayment of long term debt in connection with refinancing, $7.6 million related to scheduled repayment of long term debt and $2.9 million related to cash dividend paid.

As of June 30, 2019, our cash balance was $71.0 million, compared to $94.9 million as of December 31, 2018.

We declared a cash dividend of $0.02 per common share for the second quarter of 2019 payable on August 29, 2019 for shareholders of record as of August 22, 2019.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the second quarter of 2019, we are in compliance with our financial covenants.

As of June 30, 2019, we had 142,418,941 shares of our common stock outstanding compared to 143,592,543 as of June 30, 2018.

FIRST HALF 2019 FINANCIALS

We reported shipping revenues for the first half of 2019 of $238.5 million compared to $147.1 million in the first half of 2018. The increase from the 2018 period to the 2019 period includes $87.5 million attributable to higher tanker rates and $3.8 million attributable to increased total revenue days.

Voyage expenses for the first half of 2019 were $91.5 million compared to voyage expenses of $66.5 million in the first half of 2018. The increase was mainly due to a $23.5 million increase in bunker expenses as a result of more vessels operating in the spot market and a 6% increase in total operating days. The increase in operating days is mainly due to the deliveries of the newbuildings DHT Colt, DHT Stallion, DHT Bronco and DHT Mustang during second, third and fourth quarter of 2018, offset by the sale of the two Aframaxes DHT Cathy and DHT Sophie in December 2018.

Vessel operating expenses for the first half of 2019 were $37.1 million, compared to $35.0 million in the first half of 2018. The increase was mainly due to a 6% increase in total operating days.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $55.3 million for the first half of 2019, compared to $48.5 million in the first half of 2018. The increase was due to a 6% increase in total operating days.

G&A for the first half of 2019 was $7.7 million, consisting of $6.5 million cash and $1.2 million non-cash, compared to $8.9 million, consisting of $7.1 million cash and $1.8 million non-cash for the first half of 2018.

Net financial expenses for the first half of 2019 were $39.6 million, compared to $25.5 million in the first half of 2018. The increase is mainly due to non-cash finance expense of $11.3 million related to interest rate derivatives together with the effect of $53.5 million of increased borrowings and an increase in three-month LIBOR partially offset by a non-cash finance expense of $4.3 million related to upfront fees in connection with the refinancing in April 2018.

We had net income for the first half of 2019 of $7.2 million, or gain of $0.05 per basic share and $0.05 per diluted share compared to net loss of $37.4 million, or loss of $0.26 per basic share and $0.26 per diluted share in the first half of 2018. The difference between the two periods mainly reflects higher tanker rates.

Net cash provided by operating activities for the first half of 2019 was $84.3 million compared to $30.0 million for the first half of 2018. The increase was mainly due to net income of $7.2 million in the first half of 2019 compared to net loss of $37.4 million in the first half of 2018, $14.4 million related to items included in net income not affecting cash flows offset by a $4.8 million change in operating assets and liabilities.

Net cash used in investing activities for the first half of 2019 was $19.3 million related to investment in vessels, predominantly retrofitting of exhaust cleaning systems. Net cash used in investing activities for the first half of 2018 was $87.6 million comprising $106.6 million related to investment in vessels under construction and $1.7 million related to investment in vessels offset by $20.7 million related to the sale of DHT Utik.

Net cash used in financing activities for the first half of 2019 was $89.0 million comprising $35.0 million related to prepayment of long-term debt, $32.1 million related to scheduled repayment of long-term debt, $18.5 million related to cash dividend paid and $3.2 million related to repurchase of shares. Net cash provided by financing activities for the first half of 2018 was $57.2 million comprising $472.0 million related to issuance of debt offset by $377.9 million related to repayment of long-term debt in connection with refinancing, $22.4 million related to scheduled repayment of long term debt, $8.7 million related to repayment of long term debt in connection with sale of vessels and $5.7 million related to cash dividend paid.

As of June 30, 2019, our cash balance was $71.0 million, compared to $94.9 million as of December 31, 2018.

As of June 30, 2019, we had 142,418,941 shares of our common stock outstanding compared to 143,592,543 as of June 30, 2018.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	2018	2017
Reconciliation of Adjusted Net Revenue

Shipping revenues	106,188	132,305	138,620	90,177	67,233	375,941	355,052
Voyage expenses	(45,021)	(46,492)	(53,389)	(41,983)	(32,798)	(161,891)	(113,301)
Adjusted Net Revenue	61,168	85,812	85,231	48,194	34,435	214,050	241,751

Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	(10,513)	17,723	11,983	(21,475)	(28,222)	(46,927)	6,602
Income tax expense/(income)	61	36	(16)	40	40	83	131
Other financial (income)/expenses	400	378	579	3,850	606	4,943	(443)
Fair value (gain)/loss on derivative financial instruments	6,979	4,364	6,222	(486)	(187)	5,191	(2,154)
Interest expense	13,961	14,548	14,784	13,300	15,883	54,211	40,109
Interest income	(444)	(163)	(120)	(73)	(80)	(345)	(140)
Share of profit from associated companies	(162)	(265)	(217)	(189)	(194)	(858)	(802)
(Profit)/loss, sale of vessel	−	−	(122)	−	−	(75)	3,540
Impairment charges	−	−	−	3,500	−	3,500	8,540
Depreciation and amortization	27,713	27,552	28,251	26,682	24,869	103,476	96,758
Adjusted EBITDA	37,994	64,172	61,343	25,149	12,716	123,198	152,141

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Wednesday August 7, 2019 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 631 510 7495 within the United States, 23 96 02 64 within Norway and +44 (0) 207 192 8000 for international callers. The passcode is “DHT” or “3517249”.

The webcast which will include a slide presentation will be available on the following link:
https://edge.media-server.com/mmc/p/6gfz5wgo and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through August 14, 2019.
To access the replay, dial 1 917 677 7532 within the United States, 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “3517249” as the pass code.

ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 28, 2019.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	June 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		70,978	94,944
Accounts receivable and accrued revenues		42,343	60,196
Capitalized voyage expenses		2,734	1,633
Prepaid expenses		3,664	4,338
Bunkers, lube oils and consumables		37,558	32,212
Total current assets		$157,277	193,323

Non-current assets
Vessels and time charter contracts	5	$1,613,755	1,665,810
Advances for vessel upgrades	5	15,250	−
Other property, plant and equipment	2	1,644	335
Investment in associated company		4,837	4,388
Total non-current assets		$1,635,486	1,670,533

TOTAL ASSETS		$1,792,763	1,863,856

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$20,879	28,634
Derivative financial liabilities	4	4,150	1,250
Current portion long-term debt	4	96,993	93,815
Other current liabilities	2	276	−
Total current liabilities		$122,297	123,699

Non-current liabilities
Long-term debt	4	807,208	873,460
Derivative financial liabilities	4	12,930	4,486
Other non-current liabilities	2	$1,737	542
Total non-current liabilities		$821,874	878,489

TOTAL LIABILITIES		$944,171	1,002,188

Stockholders' equity
Stock	6	$1,424	1,427
Additional paid-in capital	6	1,143,100	1,145,107
Treasury shares	7	−	(1,364)
Accumulated deficit		(296,670)	(285,383)
Translation differences		52	32
Other reserves		685	1,848
Total stockholders' equity		$848,591	861,668

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,792,763	1,863,856

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q2 2019	Q2 2018	1H 2019	1H 2018
	Note	Apr. 1 - Jun. 30, 2019	Apr. 1 - Jun. 30, 2018	Jan. 1 - Jun. 30, 2019	Jan. 1 - Jun. 30, 2018
Shipping revenues		$106,188	67,233	$238,493	147,144

Operating expenses
Voyage expenses		(45,021)	(32,798)	(91,513)	(66,519)
Vessel operating expenses		(19,147)	(17,744)	(37,068)	(34,982)
Depreciation and amortization	5	(27,713)	(24,869)	(55,265)	(48,544)
Profit /( loss), sale of vessel		−	−	−	(46)
General and administrative expense		(4,026)	(3,975)	(7,746)	(8,938)
Total operating expenses		$(95,907)	(79,386)	$(191,592)	(159,028)

Operating income/(loss)		$10,281	(12,153)	$46,901	(11,884)

Share of profit from associated companies		162	194	427	452
Interest income		444	80	607	151
Interest expense		(13,961)	(15,883)	(28,508)	(26,127)
Fair value gain/(loss) on derivative financial instruments		(6,979)	187	(11,343)	545
Other financial income/(expenses)		(400)	(606)	(778)	(514)
Profit/(loss) before tax		$(10,453)	(28,182)	$7,305	(37,377)

Income tax expense		(61)	(40)	(96)	(58)
Net income/(loss) after tax		$(10,513)	(28,222)	$7,209	(37,435)
Attributable to the owners of parent		$(10,513)	(28,222)	$7,209	(37,435)

Basic net income/(loss) per share		(0.07)	(0.20)	0.05	(0.26)
Diluted net income/(loss) per share		(0.07)	(0.20)	0.05	(0.26)

Weighted average number of shares (basic)		142,138,112	143,574,741	142,311,741	143,311,076
Weighted average number of shares (diluted)		142,249,757	143,575,685	142,369,835	143,311,076

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

			Q2 2019	Q2 2018		1H 2019	1H 2018
	Note		Apr. 1 - Jun. 30, 2019	Apr. 1 - Jun. 30, 2018		Jan. 1 - Jun. 30, 2019	Jan. 1 - Jun. 30, 2018
Profit/(loss) for the period			$(10,513)	(28,222)		$7,209	(37,435)

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)			−	−		−	−
Total		$	−	−	$	−	−
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
lease asset/liability			(1)	−		(1)	−
Exchange gain (loss) on translation of foreign currency
denominated associate			7	(98)		21	(54)
Total			$6	(98)		$20	(54)

Other comprehensive income			$6	(98)		$20	(54)

Total comprehensive income for the period			$(10,507)	(28,321)		$7,230	(37,490)

Attributable to the owners of parent			$(10,507)	(28,321)		$7,230	(37,490)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q2 2019	Q2 2018	1H 2019	1H 2018
	Note	Apr. 1 - Jun. 30, 2019	Apr. 1 - Jun. 30, 2018	Jan. 1 - Jun 30, 2019	Jan. 1 - Jun 30, 2018
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss)		$(10,513)	(28,222)	7,209	(37,435)

Items included in net income not affecting cash flows		37,445	31,000	71,639	57,224
Depreciation	5	27,713	24,869	55,265	48,544
Amortization of debt issuance costs		2,014	5,943	4,020	7,671
(Profit) / loss, sale of vessel		−	−	−	46
Fair value (gain) / loss on derivative financial instruments	4	6,979	(187)	11,343	(545)
Compensation related to options and restricted stock		901	567	1,439	1,961
Share of profit in associated companies		(162)	(194)	(427)	(452)
Income adjusted for non-cash items		$26,932	2,778	78,849	19,789

Changes in operating assets and liabilities		20,717	9,879	5,484	10,243
Accounts receivable and accrued revenues	8	23,944	5,910	17,854	5,399
Capitalized voyage expenses		1,356	(1,280)	(1,101)	(683)
Prepaid expenses		6,802	(14)	674	(2,321)
Accounts payable and accrued expenses		(7,325)	8,552	(6,666)	9,459
Deferred shipping revenues		−	1,354	−	1,354
Bunkers, lube oils and consumables		(4,087)	(4,599)	(5,347)	(2,926)
Pension liability		28	(45)	71	(38)
Net cash provided by operating activities		$47,648	12,657	84,333	30,032

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(17,834)	6	(19,334)	(1,709)
Investment in vessels under construction		−	(89,082)	−	(106,561)
Sale of vessels		−	−	−	20,715
Investment in property, plant and equipment		(7)	(16)	(12)	(85)
Net cash used in investing activities		$(17,842)	(89,092)	(19,347)	(87,640)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(11,365)	(2,871)	(18,496)	(5,743)
Repayment of lease liability		(57)	−	(113)	−
Issuance of long term debt	4	−	471,991	(1)	471,991
Purchase of treasury shares	7	−	−	(3,248)	−
Issuance of convertible bonds	6	(7)	−	(7)	−
Scheduled repayment of long-term debt	4	(16,694)	(7,584)	(32,088)	(22,408)
Prepayment of long-term debt	4	−	−	(35,000)	−
Repayment of long-term debt refinancing	4	−	(377,935)	−	(377,935)
Repayment of long-term debt, sale of vessels	4	−	−	−	(8,663)
Net cash (used in)/provided by financing activities		$(28,122)	83,601	(88,952)	57,242

Net increase/(decrease) in cash and cash equivalents		1,685	7,166	(23,966)	(365)
Cash and cash equivalents at beginning of period		69,293	69,761	94,944	77,292
Cash and cash equivalents at end of period		$70,978	76,927	70,978	76,927

Specification of items included in operating activities:
Interest paid		11,706	9,275	25,774	15,993
Interest received		444	80	607	151

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

				Paid-in
				Additional		Treasury	Retained	Translation	Other	Total
	Note	Shares	Stock	Capital		Shares	Earnings	Differences	Reserves	Equity
Balance at January 1, 2018, as previously reported		142,417,407	$1,424	$1,140,794	$	−	$(222,087)	$85	$5,676	$925,892
Impact of change in accounting policy							(4,734)			(4,734)
Adjusted balance at January 1, 2018		142,417,407	1,424	1,140,794			(226,821)	85	5,676	921,158
Net income/(loss) after tax							(37,435)			(37,435)
Other comprehensive income							−	(54)		(54)
Total comprehensive income							(37,435)	(54)		(37,490)
Cash dividends declared and paid							(5,743)			(5,743)
Compensation related to options and restricted stock		1,175,136	12	6,414					(4,465)	1,961
Balance at June 30, 2018		143,592,543	$1,436	$1,147,208	$	−	$(269,999)	$31	$1,211	$879,886

Balance at January 1, 2019		142,700,046	$1,427	$1,145,107		$(1,364)	$(285,383)	$32	$1,848	$861,668
Net income/(loss) after tax							7,209			7,209
Other comprehensive income							−	20		20
Total comprehensive income							7,209	20		7,230
Cash dividends declared and paid							(18,496)			(18,496)
Purchase of treasury shares						(3,248)				(3,248)
Retirement of treasury shares		(1,061,241)	(11)	(4,602)		4,612				−
Compensation related to options and restricted stock		780,136	8	2,594					(1,163)	1,439
Balance at June 30, 2019		142,418,941	$1,424	$1,143,100	$	−	$(296,670)	$52	$685	$848,591

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2019

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on August 6, 2019 and authorized for issue on August 6, 2019.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2018. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The interim condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these interim condensed financial statements are the same as presented in the 2018 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2019 are listed below. With the exception of IFRS 16, the adoption did not have any effect on the financial statements:

○	IFRS 16 Leases
○	Amendments to IFRS 9 Prepayment Features with Negative Compensation
○	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures
○	Annual Improvements to IFRS Standards 2015-2017 Cycle, Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs
○	Amendments to IAS 19 Employee Benefits, Plan Amendments, Curtailments or Settlements
○	IFRS 10 Consolidated Financial Statements and IAS 28 (amendments), Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
○	IFRIC 23 Uncertainty over Income Tax Treatments

Adoption of IFRS 16 Leases
Effective from January 1, 2019, we adopted the new accounting standard IFRS 16 Leases using the modified retrospective method. We recognized an initial $1.5 million lease liability and a corresponding right-of-use lease asset to comply with the new lease standard. There was no transition effect on the opening balance of equity, and the comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The effects of the change in the accounting standard from IAS 17 Leases to IFRS 16 Leases is described in further detail in DHT’s Annual Report on Form 20-F for 2018.

Amounts recognized in our condensed consolidated statement of financial position as of June 30, 2019 after the adoption of IFRS 16 Leases were as follows:

Amounts recognized in the consolidated statement of financial position
$ in thousands	June 30, 2019
Lease liability (Other non-current liabilities)	1,124
Lease liability (Other current liabilities)	276
Right-of-use asset (Other property, plant and equipment)	1,386

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

As of June 30, 2019, the Company had 27 vessels in operation; 4 vessels were on time charters and 23 vessels operating in the spot market.

Information about major customers:
For the period from April 1, 2019 to June 30, 2019 five customers represented $25.6 million, $13.4 million, $10.7 million, $7.5 million and $7.2 million, respectively, of the Company’s revenues. The five customers in aggregate represented $64.4 million, equal to 61 percent of the total revenue of $106.2 million for the period from April 1, 2019 to June 30, 2019.

For the period from January 1, 2019 to June 30, 2019 five customers represented $46.3 million, $34.2 million, $29.9 million, $17.9 million and $17.2 million, respectively, of the Company’s revenues. The five customers in aggregate represented $145.5 million, equal to 61 percent of the total revenue of $238.5 million for the period from January 1, 2019 to June 30, 2019.

For the period from April 1, 2018 to June 30, 2018 five customers represented $12.8 million, $9.9 million, $6.5 million, $6.5 million and $3.8 million, respectively, of the Company’s revenues. The five customers in aggregate represented $39.5 million, equal to 59 percent of the total revenue of $67.2 million for the period from April 1, 2018 to June 30, 2018.

For the period from January 1, 2018 to June 30, 2018 five customers represented $23.6 million, $21.4 million, $11.0 million, $9.8 million and $8.6 million, respectively, of the Company’s revenues. The five customers in aggregate represented $74.4 million, equal to 51 percent of the total revenue of $147.1 million for the period from January 1, 2018 to June 30, 2018.

Note 4 – Interest bearing debt
As of June 30, 2019, DHT had interest bearing debt totaling $904.2 million (including the $157.9 million convertible senior notes).

Scheduled debt repayments (USD thousands) and margin above Libor

	Margin	Q3	Q4
$ in thousands	above Libor	2019	2019	2020	2021	Thereafter	Total
ABN Amro Credit Facility	2.40%	8,344	8,344	33,378	33,378	369,505	452,950
Credit Agricole Credit Facility	2.19%	1,649	1,649	6,597	6,597	42,925	59,419
Danish Ship Finance Credit Facility	2.25%	-	1,300	39,000			40,300
Nordea Credit Facility*	2.40%	5,400	5,400	26,600	21,600	153,683	212,683
ABN Amro Revolving Credit Facility**	2.50%
Convertible Senior Notes			32,860		125,000		157,860
Total		15,394	49,554	105,575	186,575	566,113	923,211
Unamortized upfront fees bank loans							(7,935)
Difference amortized cost/notional amount convertible note							(11,076)
Total interest bearing debt							904,200

*$80.0 mill. undrawn as of June 30, 2019.
**$50.1 mill. available as of June 30, 2019.  Quarterly reduction of $1.3 million.

Refinancing
In April 2018 we entered into a $484 million secured credit facility agreement for the refinancing of 13 of the Company’s VLCCs. The following credit facilities were refinanced: Nordea Samco Credit Facility (DHT Sundarbans, DHT Taiga, DHT Redwood, DHT Hawk, DHT China, DHT Falcon and DHT Condor) $215.2 million, Nordea/DNB Credit Facility (DHT Leopard) $44.4 million, ABN Amro Credit Facility (DHT Lion, DHT Panther and DHT Puma) $118.4 million and the undrawn DNB/Nordea Credit Facility (DHT Bronco and DHT Mustang) $82.5 million. We also entered into an agreement with ABN Amro to increase the Company’s revolving credit facility to $57.3 million from the current availability of $43.4 million. Both credit facilities are described below.

ABN Amro Credit Facility
In April 2018 we entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders and DHT Holdings, Inc. as guarantor for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to Libor + 2.40% and the loan is repayable in quarterly installments of $8.3 million through Q2 2024 and a final payment of $286.1 with the last installment.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023. The loan bears interest at Libor plus a margin of 2.1875%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:

●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million was borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.40%. Subsequent to the sale of the DHT Utah and DHT Utik, the delivery of DHT Stallion and DHT Colt in 2018 and the prepayment of $35 million in March 2019, the current outstanding is repayable in quarterly installments of $5.4 million with a final payment of $121.3 million in the second quarter of 2023. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In September 2018 we secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bear the same interest rate equal to Libor + 2.40%. As per March 31, 2019, a total of $5.0 million was drawn and $45.0 million is available. The facility will have quarterly installments of $2.5 million commencing second quarter 2020. Other terms and conditions remain unchanged.

ABN Amro Revolving Credit Facility
In November 2016, we entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  In April 2018, we entered into an agreement with ABN Amro to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. In June 2019, we entered into an agreement with ABN to amend the repayment profile by reducing the quarterly reductions from $1.8 million to $1.3 million. Other terms and conditions remains the same. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:

●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Interest rate swaps
As of June 30, 2019, the Company has nine amortizing interest rate swaps totaling $390.7 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.95%. As of June 30, 2019, the fair value of the derivative financial liability related to the swaps amounted to $17.1 million.

Covenant compliance
As of the date of our most recent compliance certificates submitted to the banks, we are in compliance with our financial covenants.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of June 30, 2019.

Cost of Vessels
$ in thousands
At January 1, 2019	2,071,456
Additions**	(1,087)
Transferred from vessels upgrades	4,083
Retirement	−
At June 30, 2019	2,074,452

Depreciation, impairment and amortization*
$ in thousands
At January 1, 2019	405,646
Depreciation and amortization	55,051
Impairment charges	−
Retirement	−
At June 30, 2019	460,698

Carrying Amount
$ in thousands
At January 1, 2019	1,665,810
At June 30, 2019	1,613,755

*Accumulated numbers
**Adjustments to capitalized expenses in 2018

Cost of vessel upgrades
$ in thousands
At January 1, 2019	−
Additions	19,332
Transferred to vessels	(4,083)
At June 30, 2019	15,250

Carrying Amount
$ in thousands
At January 1, 2019	−
At June 30, 2019	15,250

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the “2019 Notes”). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.0442 effective May 20, 2019. Based on the adjusted conversion price and after adjusting for the repurchase of $44.2 million of the convertible senior notes in the open market at an average price of 94.5% of par, and the private exchange August 2018, the total number of shares to be issued would be 5,436,617.

In August 2018 we completed a privately negotiated exchange agreement with certain holders of the outstanding 4.5% Convertible Senior Notes due 2019 to exchange approximately $73.0 million aggregate principal amount of the existing notes for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021. In addition, a private placement was completed of approximately $44.7 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 for gross proceeds of approximately $41.6 million. Net proceeds to DHT were approximately $38.9 million after the payment of placement agent fees.

Following closing of the private exchange and the private placement, there are $125 million aggregate principal amount of convertible senior notes due 2021 (the “2021 Notes”) and approximately $32.9 million aggregate principal amount of the 2019 Notes outstanding. The 2021 Notes will bear interest at a rate of 4.5% per annum on the principal amount accruing from August 21, 2018. Interest will be payable semiannually in arrears on February 15 and August 15 each year, beginning on February 2019. Interest is computed on the basis of 360-day year comprised of twelve 30-days months. The initial conversion price was $6.2599 per share of common stock (equivalent to 19,968,370 shares of common stock) and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to 6.0442 effective May 20, 2019. Based on the adjusted conversion price the total number of shares to be issued would be 20,680,983. The 2021 Notes will mature on August 15, 2021, unless earlier converted, redeemed or repurchased in accordance with their terms.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at June 30, 2019	142,418,941	−
Shares to be issued assuming conversion of
convertible notes due 2019*	6,764,495
Shares to be issued assuming conversion of
convertible notes due 2021*	30,824,087
Numbers of shares authorized for issue
at June 30, 2019	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01
  *assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of June 30, 2019, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding.   Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Stock repurchase
The Company did not make any share repurchases during Q2 2019. In March 2019, the Company purchased 725,298 of its own shares in the open market for an aggregate consideration of $3.2 million, at an average price of $4.47 per share.

Dividend payment

Dividend payment as of June 30, 2019:

Payment date	Total Payment	Per common share
May 28, 2019	$11.4 million	$0.08
February 26, 2019	$7.1 million	$0.05
Total payment as per June 30, 2019	$18.5 million	$0.13

Dividend payment as of December 31, 2018:

Payment date	Total Payment	Per common share
November 23, 2018	$2.9 million	$0.02
August 31, 2018	$2.9 million	$0.02
May 30, 2018	$2.9 million	$0.02
February 28, 2018	$2.9 million	$0.02
Total payment as per December 31, 2018	$11.5 million	$0.08

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $42.3 million as of June 30, 2019 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2018 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events
On August 6, 2019 the Board approved a dividend of $0.02 per common share related to the second quarter 2019 to be paid on August 29, 2019 for shareholders of record as of August 22, 2019.